

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

<u>Via E-Mail</u>
Thanh H. Lam
President
Nova Lifestyle, Inc.
6541 E. Washington Blvd.
Commerce, California 90040

> **Re: Nova Lifestyle, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2012**
> **File No. 333-180496**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed March 30, 2012**
> **File No. 333-177353**

Dear Ms. Lam:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>Selling Shareholders, pages 59 and 60</u>

1. We note items in the recent press suggesting that MD Witter Investments LLC, Witter Global Opportunity Fund and New York Global Group appear to be acting together to invest in Chinese companies. Please disclose the extent to which these entities have or share dispositive and/or voting control over any of the shares registered for resale. We note that Witter Global Opportunities, Ltd. is listed as a selling shareholder in the Post Effective Amendment Number 1 to Form S-1 (333-177353) filed on March 30, 2012. Please also confirm to us that the selling shareholder table in both registration statements identifies all of the persons or entities that have or share dispositive and/or voting control over any shares registered for resale. We may have additional comments after our review of your response.

Thanh H. Lam
Nova Lifestyle, Inc.
April 27, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Thomas Wardell, Esq.